EXHIBIT 12
Pall Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands, except ratios)

	Nine Months
	Ended	Fiscal Year Ended
	April 30,	July 31,	July 31,	July 31,	July 31,	July 31,
	2010	2009	2008	2007	2006	2005
Determination of Earnings:
Earnings before income taxes	$249,167	$270,786	$325,555	$260,529	$203,230	$177,024
Fixed charges	19,517	47,887	61,210	65,392	48,601	42,976
Amortization of capitalized interest	152	246	342	476	735	540
Capitalized interest	(157)	(489)	—	—	—	—

Total earnings as defined	$268,679	$318,430	$387,107	$326,397	$252,566	$220,540

Determination of Fixed Charges:
Interest Expense (*)	$10,463	$36,864	$50,937	$56,837	$40,323	$34,942
Rents (**)	8,897	10,534	10,273	8,555	8,278	8,034
Capitalized interest	157	489	—	—	—	—

Total fixed charges	$19,517	$47,887	$61,210	$65,392	$48,601	$42,976

Ratio of Earnings to Fixed Charges	13.8x	6.6x	6.3x	5.0x	5.2x	5.1x

(*)	Interest expense includes the amortized premiums, discounts and capitalized expenses related to indebtedness.

(**)	Rents included in the computation consist of one-third of rental expense and represent the portion of rent deemed to be interest.

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